UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)



                           STANDARD FINANCIAL, INC.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   853403103
                                (CUSIP Number)

                              Paul R. Rentenbach
                              Dykema Gossett PLLC
                            400 Renaissance Center
                         Detroit, Michigan  48243-1668
                                (313) 568-6973
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 9, 1996
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X].

CUSIP No. 853403103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (optional)
                 LaSalle/Kross Partners, Limited Partnership

2        Check The Appropriate Box If A Member of a Group*    (a)[X]
                                                              (b)[ ]
3        SEC Use Only

4        Source of Funds:  WC

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) or 2(e)                          [ ]

6        Citizenship Or Place of Organization
         Delaware

                         7  Sole Voting Power
  Number of                   850,000 shares
    Shares
 Beneficially            8  Shared Voting Power
   Owned By                   0
     Each
   Reporting             9  Sole Dispositive Power
    Person                    850,000 shares
     With
                         10 Shared Dispositive Power
                              0

11       Aggregate Amount of Beneficially Owned by Each Reporting Person
          851,207 shares

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares*                                      [ ]

13       Percent of Class Represented By Amount In Row (11)
         5.2%

14       Type Of Reporting Person*
          PN

CUSIP No. 853403103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (optional)
                 Richard J. Nelson

2        Check The Appropriate Box If A Member of a Group*      (a)[X]
                                                                (b)[ ]
3        SEC Use Only

4        Source of Funds: PF

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) or 2(e)                            [ ]

6        Citizenship Or Place of Organization
         U.S.A.

                         7  Sole Voting Power
  Number of                   1,207 shares
    Shares
 Beneficially            8  Shared Voting Power
   Owned By                   850,000 shares
     Each
   Reporting             9  Sole Dispositive Power
    Person                    1,207 shares
     With
                         10 Shared Dispositive Power
                              850,000 shares

11       Aggregate Amount of Beneficially Owned by Each Reporting Person
          851,207 shares

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares*                                       [ ]

13       Percent of Class Represented By Amount In Row (11)
         5.2%

14       Type Of Reporting Person*
         IN

CUSIP No. 853403103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (optional)
                 Peter T. Kross

2        Check The Appropriate Box If A Member of a Group*      (a)[X]
                                                                (b)[ ]
3        SEC Use Only

4        Source of Funds:  N/A

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) or 2(e)                            [ ]

6        Citizenship Or Place of Organization
         U.S.A.

                         7  Sole Voting Power
  Number of                   0
    Shares
 Beneficially            8  Shared Voting Power
   Owned By                   850,000 shares
     Each
   Reporting             9  Sole Dispositive Power
    Person                    0
     With
                         10 Shared Dispositive Power
                              850,000 shares

11       Aggregate Amount of Beneficially Owned by Each Reporting Person
          850,000 shares

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares*                                        [ ]

13       Percent of Class Represented By Amount In Row (11)
         5.2%

14       Type Of Reporting Person*
         IN

Item 1.  Security and Issuer.

         This Schedule 13D is being filed jointly by LaSalle/Kross Partners, Limited Partnership (the "Partnership"), Richard J. Nelson and Peter T. Kross (the "Group"), and relates to the common stock, par value $0.01 per share (the "Common Stock"), of Standard Financial, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 4192 South Archer Avenue, Chicago, Illinois 60632-1890. The joint filing agreement of the members of the Group is filed herewith as Exhibit 1.

Item 2.  Identity and Background.

         LaSalle/Kross Partners, Limited Partnership (the "Partnership"), is a Delaware limited partnership. The address of the Partnership's principal business and its principal office is 350 East Michigan, Suite 500, Kalamazoo, Michigan 49007. The principal business of the Partnership is that of investing in equity-oriented securities issued by publicly traded companies, with emphasis on investments in banks, thrifts and savings banks. The General Partners of the Partnership are LaSalle Capital Management, Inc., a Michigan corporation owned by Richard J. Nelson and his wife, Florence Nelson, and Kross Financial, Inc., a Michigan corporation owned by Peter T. Kross. The executive officers and directors of LaSalle Capital Management, Inc., are Mr. Nelson, who serves as President and a Director, and his wife Florence Nelson, who serves as Secretary, Treasurer and a Director. Mr. Nelson is self-employed as a banking consultant, and his business address is 350 East Michigan, Suite 500, Kalamazoo, Michigan 49007. Mrs. Nelson is a homemaker and is not otherwise employed. Mr. Kross is the sole Director and the sole executive officer of Kross Financial, Inc. Mr. Kross is employed as a securities broker and his residence address is 248 Grosse Pointe Boulevard, Grosse Pointe Farms, Michigan 48236. During the past five years, none of the Partnership, Mr. Nelson, Mrs. Nelson or Mr. Kross has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws was issued nor in which there was a finding of any violation with respect to such laws. Mr. and Mrs. Nelson and Mr. Kross are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The amount of funds expended to date by the Partnership to acquire its shares as reported herein is $13,339,517. Such funds were provided in part from the Partnership's available capital and in part by loans from subsidiaries of The Bear Stearns Companies Inc. The Partnership has a margin account with subsidiaries of The Bear Stearns Companies Inc. ("Bear Stearns"), and has used the proceeds from loans made to it by Bear Stearns to purchase a portion of the shares of Common Stock of the Issuer that it presently owns. All of the marginable securities owned by the Partnership and held in its brokerage account at Bear Stearns are pledged as collateral for the repayment of margin loans made to the Partnership by Bear Stearns. A copy of the Partnership's margin account agreement with Bear Stearns is attached hereto as Exhibit 2 and incorporated herein by reference.

         Mr. Nelson acquired 1,207 shares of Common Stock at a total cost of $12,070 on or about August 1, 1994, at the time of the initial offering of the Issuer's shares in connection with the conversion of its subsidiary, Standard Federal Bank for savings, from the mutual to the stock form of ownership. All such shares were acquired at the price of $10.00 per share, and the source of funds for such purchase was Mr. Nelson's personal funds. Mr. Kross does not beneficially own, directly or indirectly, any shares of Common Stock other than the shares of Common Stock owned by the Partnership, which he may be deemed to beneficially own by reason of his ownership and control over one of the two general partners of the Partnership.

Item 4.  Purpose of Transaction.

         The primary purpose for the Group's purchase of shares of the Issuer is for investment. The Partnership's stated purpose is to emphasize investments in the stocks of selected thrifts, banks and savings banks which the general partners believe to be undervalued or that they believe to represent "special situation" investment opportunities. The Group intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other stockholders or other persons regarding corporate governance matters relating to the 1997 Annual Meeting of stockholders of the Issuer.

         The Group may make further purchases of shares of Common Stock or may dispose of any or all of its shares of Common Stock at any time. At present, the Group has no specific plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D. The Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and formulate plans with respect to matters referred to in Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) By virtue of their separate ownership and control over the general partners of the Partnership, Mr. Nelson and Mr. Kross are each deemed to beneficially own all of the 850,000 shares of Common Stock of the Issuer that the Partnership owns, constituting approximately 5.2% of the issued and outstanding shares of Common Stock, based on the number of outstanding shares reported on the Issuer's Form 10-Q Quarterly Report for the period ended June 30, 1996. Mr. Nelson also beneficially owns an additional 1,207 shares of Common Stock (less than 0.1% of the issued and outstanding shares of Common Stock), which he acquired personally in 1994. Mr. Kross does not beneficially own any shares of Common Stock personally or otherwise, except for the shares owned by the Partnership itself.

         (b) With respect to the shares described in (a) above, all decisions regarding voting and disposition of the Partnership's 850,000 shares are made jointly by the principal executive officers of the two general partners of the Partnership, and Mr. Nelson exercises sole voting and dispositive powers over his 1,207 shares.

         (c) The only transactions in the Common Stock by the Group are the following purchases of shares made by the Partnership during the past 60 days, all of which were made in open market purchases in the Nasdaq National Market System:

                 Number                     Purchase
                 of Shares        Date      Price
                 ---------        ----      -------
                 40,000 shs.      8/13/96   $16.25
                 20,000 shs.      9/6/96    $16.3125
                  8,000 shs.      9/10/96   $16.25
                  8,000 shs.      9/17/96   $16.375
                 25,000 shs.      9/18/96   $16.375
                 11,000 shs.      10/4/96   $16.687
                 15,000 shs.      10/7/96   $17.125
                 10,000 shs.      10/8/96   $17.0625
                 23,000 shs.      10/9/96   $17.10
                 11,500 shs.      10/10/96  $17.25

Neither Mr. Nelson nor Mr. Kross have had any transactions in the Common Stock for their own accounts during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.


Item 7.  Material to be Filed as Exhibits.
No.              Description
---              -----------
1                Joint Filing Agreement
2                Professional Account Agreement, dated March 6, 1996, between the Partnership and each of the subsidiaries of The Bear
                 Stearns Companies Inc.

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 1996

LaSALLE/KROSS PARTNERS, LIMITED PARTNERSHIP

by: LaSALLE CAPITAL MANAGEMENT, INC.
      a General Partner

         By: /S/ RICHARD J. NELSON
                 Richard J. Nelson, President


/S/ RICHARD J. NELSON
Richard J. Nelson


/S/ PETER T. KROSS
Peter T. Kross

                                 EXHIBIT INDEX

No.      Description
---      -----------
1        Joint Filing Agreement
2 Professional Account Agreement, dated March 6, 1996, between the Partnership and each of the subsidiaries of The Bear Stearns Companies Inc.